Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 11, 2014

VIA EDGAR TRANSMISSION

Ms. Allison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Form N-14 File Number: 333-197612
Variable Socially Responsive Balanced Fund (S000046894)

Dear Ms. White:

This correspondence is being filed in response to your oral comments and suggestions of August 7, 2014, to the Trust’s Registration Statement filed on Form N-14 (the “Registration Statement”).  The Registration Statement was filed on July 24, 2014 for the purpose of reorganizing the Legg Mason Investment Counsel Variable Social Awareness Fund out of the Legg Mason Partners Variable Equity Trust and into a corresponding series of the Trust (the “Reorganization”).  Following confirmation of the acceptance of the responses provided herein by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust expects to request acceleration of the Registration Statement to no later than August 15, 2014.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-14 Registration Statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.	Staff Comment: Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

2.
Staff Comment: In the Questions and Answers Summary section on page iii, regarding the question “How will the Reorganization affect the fees and expenses I pay as a shareholder?”  please disclose that after December 31, 2016, fees and expenses may increase.

Response: The Trust responds by adding the sentence below to the end of the answer that is currently provided:

Fees and expenses of the Acquiring Fund may increase after December 31, 2016.

3.
Staff Comment:  The Comparison table on page 5 states that the selection process for the Acquiring Fund is the “Same” as the Target Fund.  However previously, on page 4, the Differences in Primary Investments section states: “The Acquiring Fund also provides a more detailed description of the social factors used in determining what is a socially responsive equity or fixed income company.”  The Staff requests the Trust reconcile the two conflicting statements.

Response: The Trust responds by revising the Acquiring Fund’s selection process below.

The Acquiring Fund provides a more detailed description of the social factors used in determining what is a socially responsive equity or fixed income company.

That is, there is no conflict between the two statements; the Acquiring Fund merely provides a more detailed description than the Target Fund of a selection process that LMIC currently follows and that NEWCO plans to continue following after the Reorganization.

4.	Staff Comment: Please disclose, supplementally, if the Reorganization will require the Target Fund to sell securities as a result of the Reorganization.

Response: The Trust responds supplementally that it has confirmed with Legg Mason Partners Fund Advisor, LLC, the Target Fund’s investment adviser, and Legg Mason Investment Counsel, LLC, the Target Fund’s subadviser and investment adviser of the Acquiring Fund that no securities of the Target Fund are required to be sold as a result of the Reorganization.

5.
Staff Comment:  Please revise and explain in plain English the last paragraph on page 13 which discusses Section 15(f) of the 1940 Act.  Please explain why the Section 15(f) non-exclusive safe harbor is introduced here, and how, if at all, the Trust benefits from Section 15(f).

Response: The Trust responds by revising the paragraph on page 13 as follows:

To avoid questions that could arise under the laws of some states, Section 15(f) of the 1940 Act provides that an investment adviser is allowed to benefit from the sale of any interest in the adviser that results in the assignment of a mutual fund’s advisory contract if, for specified periods of time after the transaction, the board of trustees of the fund maintains a prescribed degree of independence and the transaction does not result in an unfair burden on the fund. In accordance with the requirements of Section 15(f), all parties to the Transaction have agreed that, for a period of three years after the Transaction, the TAP Board of Trustees will endeavor to ensure that at least 75% of its members will be persons who are not “interested persons” (as defined in the 1940 Act) of either LMPFA or [NEWCO], or their respective affiliates. In addition, for a period of two years after the Transaction, the advisory fee rates and expense limitation arrangements of the Acquiring Fund will remain as described in this Proxy Statement.  Section 15(f) is only a “safe harbor”; a failure to comply with these requirements would not necessarily raise a concern under any state’s laws.  However, all parties to the Transaction believe it is desirable to offer fund shareholders the assurances that Section 15(f) provides.

6.	Staff Comment: Please disclose whether the Target Fund’s Board considered that the fees and expenses of the Acquiring Fund may increase after December 31, 2016, when the expense cap terminates.

Response: The Trust responds by revising the disclosure under “Board Considerations” to include the following italicized disclosure.

•	That the net annual fund operating expenses of the Acquiring Fund will not increase through December 31, 2016 from those currently incurred by the Target Fund, but may increase thereafter.

7.	Staff Comment: Please disclose supplementally whether the adviser to the Acquiring Fund will be permitted to recapture fee and expense amounts waived and/or reimbursed for the Target Fund.

Response: The Trust responds supplementally that the prospectus discloses that [NEWCO] is permitted to recapture amounts waived and/or reimbursed to the Acquiring Fund during the same fiscal year if the Acquiring Fund’s total annual operating expenses have fallen to a level below the limit shown in the footnote to the fee table.  [NEWCO] is not permitted to recapture fee and expense amounts waived and/or reimbursed by the Target Fund prior to the Reorganization.

8.	Staff Comment: Appendix C, pages C-2 and C-5 have the same paragraphs about fair value pricing. Please delete one.

Response: The Trust confirms that the second fair value pricing section will be deleted from Appendix page C-5.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk, Esq.
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios